3303 Monte Villa Parkway, Suite 310
Bothell, WA 98021 USA
T: 425.402.1400   F: 425.402.1433

www. BioLifeSoloutions.com

March 10, 2014

VIA EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Joseph McCann, Mr. Daniel Morris and Ms. Amanda Ravitz
Re:	BioLife Solutions, Inc.
Amendments No. 3 and No. 4 to Registration Statement on Form S-1
Filed March 3, 2014 and March 5, 2014
File No. 333-192880

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission’s (the “Commission”) division of corporation finance set forth in your letter of March 5, 2014 (the “Comment Letter”) regarding the above-referenced filing of BioLife Solutions, Inc. (the “Company”, “we”, “us”, “our”).  In connection with the above-referenced filing, the Company amended its Registration Statement on Form S-1 (“Amendment No. 5”) to respond to the Staff’s comments set forth in the Comment Letter.

Set forth below are the Company’s responses to the Comment Letter.  The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Prospectus Cover Page

1.
We note your response to prior comment 1 and revised disclosures indicating that the offering does not have a minimum purchase requirement; however, your disclosures on pages 3 and 11 state that the offering will not close unless you raise sufficient capital to satisfy Nasdaq’s shareholders’ equity requirement. Based on your total shareholders’ equity disclosed at the bottom of page 4 and the amount of aggregate debt held by the two noteholders disclosed on page 19, it appears that you need to raise at least some funds from investors in this public offering in order for the offering to close. Accordingly, please revise the registration statement throughout to clarify that this is a best-efforts, mini-max offering and address prior comments 1, 2, 3, 4 and 6.

In response to the Staff’s comment, we have revised the document throughout to clarify that this is a best-efforts, minimum-maximum offering.  With respect to prior comments 1, 2, 3, 4 and 6, we advise the staff as follows:

Prospectus Summary, page 1

U.S. Securities and Exchange Commission, p. 2
March 10, 2014

1.
Based on your revised disclosures on pages 15 and 45, it appears that the offering is now a best efforts, minimum-maximum offering.  Accordingly, please revise to provide the information required by Regulation S-K, Item 501(b)(8)(ii).  In this regard, you must indicate specific numbers of units rather than using dollar amounts.  Please also refer to Rule 430A.

As discussed above, we have revised Amendment No. 5 throughout to clarify that this is a best-efforts, minimum-maximum offering.  We have accordingly provided the information required by Regulation S-K, Item 501(b)(8)(ii) in Amendment No. 5. As requested, we have indicated a specific number of units.

2.
Please disclose the escrow arrangements for this offering as required by Regulation S-K, Item 501(b)(8)(iii), including provisions for, fees related to, and timing of the return of funds to investors if the minimum number of securities is not sold.  See also Rule 10b-9 and Rule 15c2-4.  Note that a copy of the escrow agreement, if any, should be filed prior to effectiveness.

In response to the Staff’s comment, we advise that we have revised the disclosure on the cover page of the disclosure and on pages 3 and  45 of Amendment No. 5 regarding the escrow arrangements for this offering as required by Regulation S-K, Item 501(b)(8)(iii), including provisions for, fees related to, and timing of the return of funds to investors if the minimum number of securities is not sold.  In addition, we have included a revised escrow agreement as Exhibit 10.49 to Amendment No. 5.

The Offering, Page 3

3.
Revise the summary to reflect the revisions to the cover page requested above and disclose the termination date of the offering in your summary of terms.  Also, disclose whether affiliates of the issuer may purchase securities in order to meet the minimum purchase amounts.  Please ensure that corresponding changes, as applicable, are made throughout the prospectus.

In response to the Staff’s comment, we advise that we have revised the summary of terms in Amendment No. 5 to reflect the revisions to the cover page as requested above, to disclose the termination date of the offering, and to disclose that affiliates of the Company will not purchase securities in the offering.

Dilution, page 18

4.	Please present your dilution information at the same thresholds (minimum, 50%, 75%, 100%) used for your Use of Proceeds disclosure.

In response to the Staff’s comment, we have revised our disclosure under the heading “Dilution” beginning on page 18 of Amendment No. 5 to present the information at the same thresholds used for our Use of Proceeds disclosure.

Plan of Distribution, page 45

U.S. Securities and Exchange Commission, p. 3
March 10, 2014

6.
We refer to your disclosure on page 45 and section 1(i) of the Placement Agency Agreement.  Please revise to clarify whether you will pay placement agency fees in the event that the minimum number of units is not sold.

In response to the Staff’s comment, we have revised our disclosure on the cover page of the prospectus and under the heading “Plan of Distribution” beginning on page 45 of Amendment No. 5 to clarify that placement agency fees will be paid if the minimum number of units is sold.

Prospectus Cover Page

2.
Please revise the first page of the summary to disclose prominently that the offering is contingent upon Nasdaq approval of your initial listing application. Please disclose the amount of shareholders’ equity you must have in order to satisfy the relevant listing standard as well as all other material contingencies to Nasdaq approval and closing of the offering. Also, prominently disclose (i) the minimum number of units that must be sold in the offering and (2) the minimum dollar amount you need to raise in the public offering to satisfy the shareholders’ equity requirement.

In response to the Staff’s comment, we have revised the cover page to disclose prominently that the offering is contingent upon Nasdaq approval of our initial listing application, the amount of shareholders’ equity we must have in order to satisfy the relevant listing standard, as well as all other material contingencies to Nasdaq approval and closing of the offering. We have also prominently disclosed (i) the minimum number of units that must be sold in the offering and (ii) the minimum dollar amount we need to raise in the public offering to satisfy the shareholders’ equity requirement.

Plan of Distribution, page 45

3.
We note your revised disclosure on page 45 concerning the terms of the escrow agreement. Please tell us the reasons why the offering might not close as to one subscriber but could still close as to another subscriber.

In response to the Staff’s comment, we have revised the disclosure regarding the escrow agreement in Amendment No. 5 to remove references to the offering closing with respect to one subscriber but not another.

[Remainder of page intentionally left blank.]

U.S. Securities and Exchange Commission, p. 4
March 10, 2014
* * * * *

Thank you for your review of the filing.  If you should have any questions regarding Amendment No. 5 or this letter, please do not hesitate to contact me at (425) 402-1400.

Very truly yours,

BIOLIFE SOLUTIONS, INC.

By: /s/ Daphne Taylor
Name:  Daphne Taylor
Title:    Chief Financial Officer

cc:           Christopher L. Doerksen, Dorsey & Whitney LLP